UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
 Securities Exchange Act of 1934

For the month of May, 2018

Commission File Number: 001-38262

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

(Exact Name of Registrant as Specified in its Charter)

LOMA NEGRA CORPORATION

(Translation of Registrant’s name into English)

Reconquista 1088, 7th Floor Zip Code C1003ABQ – Ciudad Autónoma de Buenos Aires Republic of Argentina
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Item	Description
1	First Quarter 2018, Earnings Call Presentation

 1Q18 Results Conference Call

 Disclaimer and Forward Looking Statement  This presentation may contain forward-looking statements within the meaning of federal securities law that are subject to risks and uncertainties. These statements are only predictions based upon our current expectations and projections about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” “seek,” “forecast,” or the negative of these terms or other similar expressions. The forward-looking statements are based on the information currently available to us. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including, among others things: changes in general economic, political, governmental and business conditions globally and in Argentina, changes in inflation rates, fluctuations in the exchange rate of the peso, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy and various other factors. You should not rely upon forward-looking statements as predictions of future events. Although we believe in good faith that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Any or all of Loma Negra’s forward-looking statements in this release may turn out to be wrong. You should consider these forward-looking statements in light of other factors discussed under the heading “Risk Factors” in the prospectus filed with the Securities and Exchange Commission on October 31, 2017 in connection with Loma Negra’s initial public offering. Therefore, readers are cautioned not to place undue reliance on these forward-looking statements.Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this release to conform these statements to actual results or to changes in our expectations.Note: The Company presented some figures converted from Argentine pesos to U.S. dollars for comparison purposes. The exchange rate used to convert Pesos to U.S. dollars was the reference exchange rate (Communication “A” 3500) reported by the Central Bank for U.S. dollars. The information presented in U.S. dollars is for the convenience of the reader only. Certain figures included in this report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be arithmetic aggregations of the figures presented in previous quarters.

Loma Negra reports a solid start to the year delivering strong top and bottom line growth…

- **Attractive market dynamics** with healthy volume growth and a positive pricing environment in Argentina

- **Balancing growth and profitability**
  - **Net revenues** + 41.6% to Ps.4.5 billion (US$230 million)
  - **Adjusted EBITDA** +40.6% to Ps.1.2 billion (US$59 million)
  - **Net majority income** +48.6% to Ps.Ps.526 million (US$ 27 million)

- **Strong balance sheet** with cash position of Ps.2,294 million and a healthy leverage ratio of 0.53x

- **Expansion of L´Amalí plant on schedule**

 …driven by continued momentum in private construction and public infrastructure in Argentina  Source INDEC and Market Expectations Survey as of April 2018Source INDEC Based on AFCP    GDP Growth1 (%)    Construction Activity2 (YoY Growth, %)    Monthly Industry Cement Sales3 (YoY Growth, %)  Industry Cement Sales by Type3 (%)

   Solid volume and healthy pricing environment support revenue growth across our products and markets  Argentine cement revenues up 41.1% YoY driven by 9.5% increase in volumes supported by healthy pricing environment Paraguay cement revenues up 23.1% YoY with prices and the Guarani appreciation more than offsetting lower volumes, compared with industry volumes drop of 8% due to a slow start to the yearConcrete revenues almost doubled YoY, with volumes up 44.8% driven by strong pick-up in public infrastructure in our markets and healthy pricingRailroad revenues up 22.9%, despite lower transported volumes of third party aggregatesAggregate volumes up 22.9% driven by strong demand while revenues up only 31.3% given significant higher share of FOB sales   Sales Volumes        1Q18  1Q17  % Chg.  Cement, masonry & lime          Argentina   MM Tn  1.58  1.45  9.5%  Paraguay   MM Tn  0.14  0.15  -5.2%  Cement, masonry & lime total     1.72  1.59  8.1%  Argentina:          Concrete  MM m3  0.25  0.17  44.8%  Railroad  MM Tn  1.17  1.23  -4.9%  Aggregates  MM Tn  0.29  0.23  22.9%  Revenues (AR$ million)  1Q18  1Q17  % Chg.        3,400  2,409  41.1%  346  281  23.1%  3,746  2,690  39.2%        707  360  96.5%  441  358  22.9%  68  52  31.3%  Total Net Revenues   4,534  3,202  41.6%

 Gross Profit up 38% while SG&A as a % of revenuesdeclined 118 bps  Gross Profit & Margin    AR$ Million  Gross profit up 38% YoY, with gross margin down 74 bps to 28.7% mainly reflecting growth in the concrete segmentGross margin in Cement segment in Argentina up 221 bps mostly due to ongoing growth in volumes and pricesSG&A as a % of sales down 118 bps YoY to 7.2% mainly driven by higher cost dilution and lower sales tax rate  Selling, General & Administrative    AR$ Million  As a % of Sales  7.2%  8.4%  +22%    Gross Margin  28.7%  29.4%  +38%

 Robust revenue growth drove increase of 41% in Adjusted EBITDA…  Adjusted EBITDA & Margin    AR$ Million  Adjusted EBITDA up 40.6% YoY to Ps.1,166 million in 1Q18, driven by continued growth in volumes and prices, along with ongoing cost controls, while Adjusted EBITDA Margin remained almost unchanged  +41%        53  59  US$ million  25.7%  25.9%  Adjusted EBITDA Margin  Argentine Cement segment Adjusted EBITDA (84% of the consolidated Adjusted EBITDA in 1Q18) up 52.1% with margin up by 207 bps to 28.7%Paraguay Cement segment Adjusted EBITDA up 22.9% YoY, with margin relatively flat at 43.4%Robust growth in the Concrete segment along with lower profitability in the Railroad and Aggregates segments offset the Cement segment margin expansion  Adjusted EBITDA breakdown

 …with Net Majority Income up 49%  Net Profit attributable to Owners     AR$ Million      23  27  US$ million  +49%    On top of strong Adjusted EBITDA growth, bottom line profitability also benefitted from a decline in the effective tax rate to 28% in 1Q18 from 32% in 1Q17, as a result of the Income tax rate reduction in Argentina from the recent Tax ReformHowever, total finance costs net, increased by 198% mainly due to foreign exchange differences Foreign exchange loss of Ps.109 million in 1Q18, as a result of the 7.3% peso depreciation as compared to a Ps.87 million gain in 1Q17 when the peso appreciated 3.0% Financial income, up by Ps.104 million reflecting a higher cash balanceNet Profit Attributable to Owners of the Company for the quarter up 48.6% YoY, or Ps.172 million, to Ps.526 million, and 18.4% YoY in US$.

 Strong balance sheet and debt profile; healthy cash flow  Debt by Currency    Debt by Interest Rate    Cash position of Ps.2.3 billion and total debt at Ps.4.6 billion in March’18Net Debt up by Ps.1.1 billion to Ps.2.3 billion (US$ 112 million) at March’18Net Debt/Adj. EBITDA ratio up to 0.5x in 1Q18 from 0.3x in FY17Capital expenditures or Ps.855 million in 1Q181H is seasonally lower in terms of cash flow generation with higher working capital needsReinvestment of 2017 earnings  Cash Flow Highlights        1Q18  1Q17  Net cash generated by operating activities      86  84           Net cash used in investing activities      (862)  (441)          Net cash (used in) generated by financing activities       (156)   (185)          Cash and cash equivalents at the end of the period      2,294  265

 Looking into 2018  Continued sound market dynamics driving profitable growth, but slowing down from recent high recovery levelsWell positioned to continue balancing growth and profitability through leading market position and strategically located facilities with nationwide distributionAdvancing on L’Amalí plant expansion plan, completion expected by 2020Robust balance sheet and solid cash flow generation

   Questions & Answers

 Exhibit: Summary Financial Statements

Income Statement

Condensed Interim Consolidated Statements of Profit or Loss

(amounts expressed in millions of pesos, unless otherwise noted)

	Three-months ended March 31,			Three-months ended March 31,		
	2018	2017	% Change	2018	2017	% Change
Net revenue	4,534	3,202	41.6%	4,534	3,202	41.6%
Cost of sales	(3,233)	(2,259)	43.1%	(3,233)	(2,259)	43.1%
Gross Profit	**1,301**	**943**	**38.0%**	**1,301**	**943**	**38.0%**
Selling and administrative expenses	(327)	(269)	21.7%	(327)	(269)	21.7%
Other gains and losses	4	0	1233.1%	4	0	n/a
Tax on debits and credits to bank accounts	(65)	(40)	62.1%	(65)	(40)	62.1%
Finance costs, net						
Exchange rate differences	(109)	87	-225.5%	(109)	87	n/a
Financial income	108	4	2795.3%	108	4	2795.3%
Financial expenses	(150)	(142)	5.5%	(150)	(142)	5.5%
Profit before tax	**762**	**583**	**30.6%**	**762**	**583**	**30.6%**
Income tax expense						
Current	(199)	(182)	9.6%	(199)	(182)	9.6%
Deferred	(13)	(2)	607.4%	(13)	(2)	607.4%
Net profit	**549**	**399**	**37.4%**	**549**	**399**	**37.4%**
Net Profit attributable to owners of the Company	**526**	**354**	**48.6%**	**526**	**354**	**48.6%**

13

Balance Sheet     Condensed Interim Consolidated Statements of Financial Position as of March 31, 2018 and December 31, 2017 (Unaudited)              (amounts expressed in millions of pesos, unless otherwise noted)                       As of March 31,        As of December 31,           2018        2017  ASSETS                    Non-Current assets                    Property, plant and equipment         6,283         5,979   Intangible assets         73         75   Investments         0         0   Goodwill         39         39   Inventories         219         215   Other receivables         615         145   Trade accounts receivable         -         -   Total non-current assets          7,230          6,454   Current assets                    Inventories         2,227         1,834   Other receivables         362         242   Trade accounts receivable         1,555         1,263   Investments         2,060         2,991   Cash and banks        234        189   Total current assets          6,438          6,519   TOTAL ASSETS       13,668         12,972   SHAREHOLDERS' EQUITY                    Capital stock and other capital related accounts         1,922         1,922   Reserves         59         59   Retained earnings         2,117         1,591   Accumulated other comprehensive income        293         250   Equity attributable to the owners of the Company        4,391         3,823   Non-controlling interests        657        593   TOTAL SHAREHOLDERS' EQUITY         5,048          4,416   LIABILITIES                    Non-current liabilities                  Borrowings         2,618         2,604   Accounts payable        60         71   Provisions         175         161   Tax liabilities         0         0   Other liabilities         14         16   Deferred tax liabilities        243        229   Total non-current liabilities          3,110          3,082   Current liabilities                Borrowings         1,941         1,760   Accounts payable         2,134         2,362   Advances from customers         146         206   Salaries and social security payables         562         542   Tax liabilities         697         573   Other liabilities        30        32   Total current liabilities          5,510          5,474   TOTAL LIABILITIES         8,620          8,556   TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES         13,668          12,972

 Statement of Cash Flows  15    Condensed Interim Consolidated Statements of Cash Flow for the three months ended March 31, 2018 and 2017 (Unaudited)    (amounts expressed in millions of pesos, unless otherwise noted)          Three-months ended March 31,          2018  2017  CASH FLOWS FROM OPERATING ACTIVITIES            Net profit for the year       549    399   Adjustments to reconcile net profit to net cash provided by operating activities            Income tax expense       213    184   Depreciation and amortization       189    155   Provisions       7    12   Interest       120    122   Share of profit (loss) of associates       -    -   Investment income recognized in profit       88    (86)  Exchange rate differences       -    1   Gain on disposal of Property, plant and equipment       -    0   Changes in operating assets and liabilities            Inventories       (374)   (267)  Other receivables       (82)   21   Trade accounts receivable       (281)   (309)  Advances from customers       (60)   81   Accounts payable       (216)   (221)  Salaries and social security payables       19    30   Provisions       (5)   (2)  Tax liabilities       (0)   8   Other liabilities       (3)   (2)  Income tax paid       (76)   (42)  Net cash generated by operating activities       86    84             CASH FLOWS FROM INVESTING ACTIVITIES            Proceeds from disposal of Property, plant and equipment       3    -   Payments to acquire Property, plant and equipment       (360)   (462)  Payment of advances of Property, plant and equipment     (495)   -   Payments to acquire Intangible Assets       (1)   (7)  Interest received       -    27   Contributions to F.F.F.S.F.I.       (9)   -   Cash from business combination under common control     -    -   Net cash used in investing activities       (862)   (441)            CASH FLOWS FROM FINANCING ACTIVITIES            Proceeds from borrowings       182    183   Interest paid       (158)   (157)  Dividends paid       -    -   Repayment of borrowings       (180)   (212)  Proceeds from initial public offering, net of issuance costs     -    -   Net cash used in financing activities       (156)   (185)  Net decrease in cash and cash equivalents       (932)   (542)  Cash and cash equivalents at the beginning of the year       3,180    803   Effects of the exchange rate differences on cash and cash equivalents in foreign currency       46    4             Cash and cash equivalents at the end of the period       2,294    265

 Adjusted EBITDA Reconciliation & Margin  16     Adjusted EBITDA Reconciliation & Margin        (amounts expressed in millions of pesos, unless otherwise noted)           Three-months endedMarch 31,         2018  2017  % Chg.  Adjusted EBITDA reconciliation:        Net profit    549    399   37.4%  (+) Financial interest, net    15    114   -86.8%  (+) Income tax expense    213    184   15.7%  (+) Depreciation and amortization    189    155   21.5%  (+) Exchange rate differences   109    (87)  n/a  (+) Other financial expenses, net   26    24   11.9%  (+) Tax on debits and credits to bank accounts    65    40   62.1%  Adjusted EBITDA    1,166    829   40.6%  Adjusted EBITDA Margin   25.7%  25.9%  -18 bps

 IR Contact  Marcos I. GradinChief Financial Officer and Investor RelationsGaston PinnelInvestor Relations Manager+54-11-4319-3050investorrelations@lomanegra.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Loma Negra Compañía Industrial Argentina Sociedad Anónima

Date: May 9, 2018	By:	/s/ Marcos I. Gradin
	Name:	Marcos I. Gradin
	Title:	Chief Financial Officer